Exhibit 99.1

NEWS RELEASE

Fortuna to release second quarter 2024 financial results on

August 7, 2024; Conference call at 12 pm EST on August 8, 2024

Vancouver, July 23, 2024: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) announces that it will release its unaudited financial statements and MD&A for the second quarter on Wednesday, August 7, 2024, after the market closes.

A conference call to discuss the financial and operational results will be held on Thursday, August 8, 2024, at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, Luis D. Ganoza, Chief Financial Officer, Cesar Velasco, Chief Operating Officer - Latin America, and David Whittle, Chief Operating Officer - West Africa.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/50903 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Thursday, August 8, 2024

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.888.506.0062

Dial in number (International): +1.973.528.0011

Access code: 793245

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay passcode: 50903

Playback of the earnings call will be available until Thursday, August 22, 2024. Playback of the webcast will be available until Friday, August 8, 2025. In addition, a transcript of the call will be archived on the Company’s website.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico, and Peru, as well as the advanced exploration pre-development stage Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube